ThinkEquity LLC

17 State Street, 41st Floor

New York, NY 10004

June 27, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Nova Minerals Limited (“Company”) Registration Statement on Form F-1 (File No. 333-278695) (the “Registration Statement”)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence with the U.S. Securities and Exchange Commission via EDGAR on June 26, 2024, in which we requested the acceleration of the effective date of the above-captioned Registration Statement, as amended, to 5:00 p.m. Eastern time, on June 27, 2024. We are no longer requesting that the Registration Statement be declared effective at that date and time, and we hereby formally withdraw our prior request for acceleration of the effective date of the above-captioned Registration Statement, as amended.

Very truly yours,

THINKEQUITY LLC

By:	/s/ Eric Lord
Name:	Eric Lord
Title:	Head of Investment Banking

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